EXHIBIT 12.1

Neiman Marcus, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	(Successor)			(Predecessor)
(in thousands, except ratios)	Fiscal year ended August 2, 2008	Fiscal year ended July 28, 2007	Forty-three weeks ended July 29, 2006(1)	Nine weeks ended October 1, 2005(1)	Fiscal year ended July 30, 2005(1)	Fiscal year ended July 31, 2004(1)

Fixed Charges:
Interest on debt	$233,557	$255,859	$214,777	$3,186	$23,336	$20,881
Amortization of debt discount and expense	14,217	14,141	11,728	96	831	220
Interest element of rentals	27,291	24,915	19,404	3,729	20,691	19,404
Total fixed charges	$275,065	$294,915	$245,909	$7,011	$44,858	$40,505
Earnings:
Earnings from continuing operations before income taxes	$226,629	$216,998	$41,043	$71,173	$385,177	$316,313
Add back:
Fixed charges	275,065	294,915	245,909	7,011	44,858	40,505
Amortization of capitalized interest	1,018	495	776	105	538	424
Less:
Capitalized interest	(3,036)	(2,825)	(3,446)	(1,146)	(5,350)	(3,036)
Total earnings	$499,676	$509,583	$284,282	$77,143	$425,223	$354,206
Ratio of earnings to fixed charges (2)	1.8	1.7	1.2	11.0	9.5	8.7

(1)           All periods presented have been adjusted to exclude the operations of Gurwitch Products, L.L.C. and Kate Spade LLC.

(2)           Interest associated with income tax liabilities is excluded from our calculation.